ZenaTech, Inc.

Management Discussion and Analysis

For the Consolidated Interim Nine Months Period Ended

September 30, 2025, and 2024

(Unaudited)

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of November 10, 2025 and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024. The Company’s audited consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow and private placements of debt and equity. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Forward Looking Statements

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the business of the Company and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at The Company’s registered and records office is located at Suite 1460 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada. The Company’s registered and records office is located at Suite 1460 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

ZenaTech, through its wholly owned subsidiaries, currently conducts business in the operating segments listed below.

Enterprise Software Sector

Our Company specializes in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. See a list of the software industries and customer serviced below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry with its subsidiaries,

oSystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a WorkAware, Inc., a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation which provides cloud-based enterprise field service management software and mobile solutions for a variety of industries.

•PsPortals, Inc. (“PsPortals”) is a Delaware, USA corporation that provides browser-based enterprise software applications for public safety.

•Ecker Capital, Inc. (“Ecker”), a holding company for,

oInteractive Systems, Inc., a software inventory management company,

ointerlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and,

oESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies for the purposes of managing companies’ compliance, and its subsidiary,

oDeskFlex, Inc., provides smart desk booking and office hoteling software solutions.

•Othership, Limited, (“Othership’), a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals.

Drone Sector

ZenaTech branched into the drone servicing industry as of 2020 and has reported revenue from this industry in 2025. See a list of the software industries and customers serviced below.

•ZenaDrone, Inc. (“ZenaDrone WY”) is a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited is an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority.

oZenaDrone Manufacturing, Inc. is an Arizona corporation established to manufacture drones in the United States of America.

•ZenaDrone Trading LLC (“ZenaDrone LLC”) is a Dubai, United Arab Emirates (“UAE”) corporation established in the Middle East for the drone commercial, marketing and sales drone operations with its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) is a Sharjah, UAE company, established in the Middle East for the manufacturing of drones and batteries.

•Drone as a Service, Inc, a Wyoming Corporation, opened in anticipation of 2025 operations in the drone industry.

•Spider Vision Sensors, Ltd., in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan to supply components that will be used in the ZenaDrone products.

•Weddle Surveying, Inc., (‘Weddle”) a Tigard, Oregon, company, serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, Inc. (“KJM”), based in Pensacola, Florida, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction businesses.

•Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, a well-established land survey company provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers.

•Survey East, Inc, DBA Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida, is a land survey and mapping company in the Palm Beach Country area of South Florida.

•Empire Land Surveying (“Empire”) of Pensacola, Florida, is a land survey company with over twenty years of experience providing residential and ALTA surveys. The Company operates in Pensacola, Florida area and its surroundings.

•Laventure & Associates, Inc., (“Laventure”) of Fort Pierce, Florida is a land surveying, mapping, and service corporation with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name.

•Morgan Surveying, Inc., (“Morgan”) of Greensboro, North Carolina, is a land surveying firm with a strong portfolio of municipal, county and private sector clients. Morgan operates in Guilford County and surrounding areas.

•Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, is a land surveying and engineering firm with operations across Virginia, North Carolina, and South Carolina.

•Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

•A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

ZenaTech listed its common stock on Nasdaq.com, a New York stock trading exchange, under the ticker ‘ZENA’ on October 1, 2024.

The Company acquired the following companies and patents during the last quarter of 2024: (i) ZooOffice, Inc. from Epazz, which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC., from Ameritek Ventures Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued Common Shares, Super Voting shares and preferred shares.

ZenaDrone, WY, with its subsidiaries and ZenaDrone LLC with its subsidiaries, collectively “ZenaDrone,” operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone entities were a cost center for the current period and the year ended December 31, 2024. ZenaDrone, LLC became a separate financial reporting segment in 2025 and is consolidated under Drone as a Service (“DaaS”). ZenaTech acquired Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company, on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

ZenaTech acquired KJM Land Surveying, Inc. based in Pensacola, Florida, on January 22, 2025. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

ZenaTech opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to the growing defense market in that region.

ZenaTech bought Othership, Limited, a United Kingdom company on March 18, 2025. Othership is a workspace and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise in developing applications using quantum computing across both AI drone and enterprise SaaS areas, where we see growing demand and revenue opportunities.

ZenaTech acquired Wallace Surveying Corporation, on April 3, 2025. Wallace is a West Palm Beach, Florida, land survey company that provides construction and land development survey services.

ZenaTech acquired Miller Land Surveying Corporation, on April 10, 2025. Miller is a land survey and mapping company in the Palm Beach Country area of South Florida.

ZenaTech acquired Empire Land Surveying of Pensacola, Florida, on June 9, 2025. Empire is a land survey company with over twenty years of experience providing residential and ALTA surveys.

ZenaTech acquired Laventure & Associates, Inc., on May 21, 2025. Laventure is a Fort Pierce, Florida, land surveying, mapping, and service firm with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Atlantic Civil Engineering operate under the Laventure name.

ZenaTech acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, on August 4, 2025. They are a land surveying company with over thirty years of experience providing residential and boundary surveys.

ZenaTech acquired Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, on August 4, 2025. They are a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers.

Drone as a Service acquired Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California, a civil engineering and land surveying firm on September 11, 2025. Lescure Engineers provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions.

Drone as a Service acquired A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, on September 23, 2025. A&J is a land-based survey and engineering firm founded in 1995, specializes in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. The firm is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

Business Strategies

Our current business is software development and licensing; however, during the first quarter of 2025, we expanded into the drone business as we anticipate the market for drones to become more prevalent over the next five years. The Company has now two revenue reporting segments, the software segment and the drone segment. ZenaTech’s revenue from the drone as a service business is now more than double the revenue from the software as a business.

Software segment

We do not anticipate any changes to the use of existing software products under our current business operated through ZenaTech, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, PsPortals,

Interactive Systems, interlinkONE, ZooOffice, DeskFlex and Othership while we pursue our drone business through ZenaDrone.

ZenaTech has a history of providing business-to-business software solutions. In addition, the Company has many ongoing government contracts for software solutions and support. Many of the Company’s products provide cloud-based management solutions for businesses that can be utilized in a variety of industries. Various Company products provide solutions in the medical services industry, security applications, contact center applications, safety and compliance management, field management software and mobile solutions and information management solutions for law enforcement that manages information relating to public safety.

Recent Acquisitions

ZooOffice, Inc., Ecker Capital and Patents

ZenaTech completed the following acquisitions on March 17, 2025: (i) all of the shares of ZooOffice, Inc.(“ZooOffice”) from Epazz, Inc. (“Epazz”), the former parent company of ZooOffice, which develops cloud business software products for businesses and governments (ii) all of the shares of Ecker Capital, LLC (“Ecker Capital”), from Ameritek Ventures, Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued common shares, super-voting shares and preferred shares to Epazz, Ameritek and Dr. Shaun Passley, our Chief Executive Officer.

The acquisitions were approved by the minority shareholders of the Company at an Annual and Special Meeting of the Company held on March 17, 2025 in accordance with appliable securities laws in Canada. As a result of the acquisitions of ZooOffice and Ecker Capital, five software companies were acquired and they are expected to add important functionality to be integrated into our drone solutions. These companies are: (i) ZooOffice DBA Jadian, a company providing compliance, permit and inspection software for government, health, and retail businesses; and its subsidiary (ii) DeskFlex, Inc. (“DeskFlex”), a company providing AI room booking and office space optimization software; and (iii) Ecker Capital a holding company, with its subsidiaries (a) Interactive Systems, Inc. (“Interactive Systems”) a company providing a warehouse management software platform including inventory management, e-commerce and order processing as well as  handheld devices and other interface connections; and (b) interlinkONE, Inc. (“interlinkONE”) a company providing a warehouse management solution for maintaining multiple warehouses, software platforms, and software integrations, and (c) ESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

ZenaTech bought Othership, Limited, a United Kingdom company in March 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals.

Drone servicing segment

We have acquired the following land surveying companies and may potentially acquire more. It is anticipated that as our drone-based land surveying business grows following the integration of technology data platforms to gather, plot and complete land surveys using drones, the percentage of conventional land surveys using traditional methods- via Total Stations, tripod-mounted operator-controlled photogrammetry machines, will comprise an increasingly smaller percentage of the business while the overall business grows.

During the first quarter of 2025 ZenaTech acquired two well established drone servicing companies, Weddle Surveying, Inc., a Tigard, Oregon based professional land surveying company. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. ZenaTech also acquired KJM Land Surveying, Inc. based in Pensacola, Florida. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. ZenaTech also opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to growing defense market in that region.

This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities.

During the second quarter of 2025 ZenaTech purchased four more drone and surveying companies, Wallace Surveying Corporation (“Wallace”) of West Palm Beach, Florida, a well-established land survey company provides construction and land development surveys delivering accurate and reliable data that supports project planning and design for developers, contractors, engineers, and architect customers, Survey East, Inc, DBA Miller Land Surveying Corporation (“Miller”) of Lake Worth, Florida, a land survey and mapping company in the Palm Beach Country area of South Florida, Empire Land Surveying (“Empire”) of Pensacola, Florida, is a land survey company with over twenty years of experience providing residential and ALTA surveys. The Company operates in Pensacola, Florida area and its surroundings, Laventure & Associates, Inc., (“Laventure”) of Fort Pierce, Florida is a land surveying, mapping, and service corporation with in-house expertise to service the powerline inspection market. Atlantic Civil Engineering, Inc., a Port St. Lucie, Florida corporation, is a civil engineering firm servicing Florida and neighboring states. Both Laventure and Advanced Civil Engineering, Inc. operate under the Laventure name.

During the third quarter of 2025 ZenaTech acquired four more drone and surveying companies. The Company acquired Morgan Surveying (“Morgan”) of Greensboro, North Carolina, a land surveying company with over thirty years of experience providing residential and boundary surveys, Cardinal Civil Resources (“Cardinal”) of Williamsburg, Virginia, a land surveying and engineering company with roughly fifteen years of experience providing land surveying and engineering services for a major national homebuilding company and other commercial customers, Lescure Engineers, Inc. (“Lescure”) of Santa Rosa, California. Lescure, a civil engineering and land surveying firm, provides full-service civil engineering since 1979, land surveying, and development planning solutions, with expertise spanning water and wastewater systems, utility and drainage planning, commercial and winery permit applications, construction and subdivisions, and lastly, A&J Land Surveyor, Inc. (“A&J”), a Jacksonville, Florida, a land-based survey and engineering firm founded in 1995, specializing in complex surveying projects across aviation, utility, and infrastructure, with expertise in runway surveys, hangar projects, and utility development. A&J is well established in Jacksonville and has longstanding relationships with leading regional aviation and utility authorities.

Some of the Company’s solutions products were developed internally and others were acquired through acquisitions. All products are maintained and updated internally through expert staffing. The software solutions part of the business provides positive cash flow which is utilized for acquisitions and new product development. One such new product developed over the past three years is a high-quality Unmanned Vehicle System, commonly referred to as a drone.

The Company believes it can be more effective as a software company in developing drone technology and hardware than other potential providers who do not have a software technology-based background. The ZenaDrone 1000 is a high-quality large drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, making it more stable and better maneuverable than other commercial drones. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site.

The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers. In addition, the ZenaDrone 1000 is ideal for video surveillance and inspections within industries such as utilities, pipelines, construction, agriculture, wildlife management and large structure maintenance. The ZenaDrone 1000 has many innovative and proprietary technologies integrated within the product and the associated software controls.

Over the past two years, the Company transitioned the drone business from an idea – to help its agriculture customers – to creating, beta-testing, and producing a plan for marketing its drone, to branching into the drone industry through acquisitions made in 2025 and it now has revenue from the drone business in addition to the software revenue.

Interim September 30, 2025 Selected Financial Data

Results of Operations - Summary Data – Third Quarter Ended September 30, 2025

	3-Months	3-Months	Variance	Variance
	September 30,	September 30,	($)	(%)
	2025	2024
Revenue – Drone as a Service	$3,568,500	$–	$3,568,500	100%
Revenue – Software as a Service	776,908	327,878	449,030	137%
Total Revenue	4,345,408	327,878	4,017,530	1,225%
General and administrative expenses	(9,146,501)	(859,481)	(8,287,020)	964%
Loss before other income (expenses)	(4,801,093)	(531,603)	(4,269,490)	803%
Net loss after other income	(12,271,924)	(688,062)	(11,583,862)	1,684%
Comprehensive loss for the period	$(11,556,609)	$(797,357)	$(10,759,252)	1,349%
Loss per common share - basic	(0.34)	(0.71)	0.37
Loss per common share - diluted	$(0.34)	$(0.67)	0.33
Comprehensive loss per common share - basic	(0.32)	(0.05)	(0.27)
Comprehensive loss per common share – diluted	$(0.32)	$(0.04)	(0.27)
Shares used in computing EPS	36,562,646	17,308,315	19,254,331
Weighted average number of common shares outstanding	36,562,646	18,426,467	18,136,179

ZenaTech started to focus on the expansion of operations in the drone service industry since the beginning of 2025 and as such the Company had record level revenue of over $4.3 million in revenue for the third quarter of 2025, or an increase of 1,225% compared to the third quarter of 2024. ZenaTech purchased four additional drone companies during the third quarter of 2025, Morgan, Cardinal, Lescure, and A&J. The Company also had an increase in software revenue of 137% since it renewed the contract with two major customers.

Revenue from drone services increased by $3.6 million or 100% for the three months ended September 30, 2025, as compared to the same period of 2024. This increase was due to ZenaTech benefiting from the integration of the Morgan, Cardinal, Lescure and A&J operations, as well as the newly added seven drone operations companies from the previous two quarters.

ZenaTech has been focused on the expansion of operations in the drone companies since the beginning of the year. Total general and administrative expenses increased by $8.2 million during the third quarter of 2025 compared to the third quarter of 2024. The three categories that increased the most were wages and benefits, programming and support fees and sales and marketing. The Company has now eleven drone surveying companies, one software company and fourteen new offices. ZenaTech acquired several employees with the drone service sector and wages and benefits increased by $3.4 million from the third quarter of 2024. Programming and support fees increased by $1.7 million because of integration costs. Sales and marketing increased to $1.01 million due to the Company’s increase in marketing efforts for our products and services. Stock-based compensation went up by $465,000 because of setting up an accrual of directors’ compensation. General and administrative costs went up by about $1.4 million due to an increase in auto expense, transportation and lodging by $455,578. The Company has currently a fleet of vehicles and is using is for the drone service business.

The Company realized a net loss before other income and expenses of $4.8 million for the three months ended September 30, 2025, as compared to net loss of $0.5 million during the same 2024 period. ZenaTech continues to borrow funds from its revolving lines of credit to make the purchases, as a result, the finance expenses went up by $7.1 million. ZenaTech had interest income increase of $3,037, an increase in the foreign currency exchange loss of $214,881 due to rate fluctuations with the US dollar and the Euro to the Canadian dollar.

The Company’s basic loss per share increased to $(0.34) from $(0.71) and the basic comprehensive earnings per share decreased to $(0.05) from $(0.32) per share during the three months ended September 30, 2025.

ZenaTech had an increase in comprehensive loss for the period by $10,759,252 for the three months ended September 30, 2025. The causes of the decrease in loss during the quarter ended September 30, 2025, as compared to the equivalent 2024 quarter, are explained above.

Results of Operations - Summary Data – Nine Months Ended September 30, 2025

	9-Months	9-Months	Variance	Variance
	September 30,	September 30,	($)	(%)
	2025	2024
Revenue – Drone as a Service	5,511,848	–	5,551,848	100%
Revenue – Software as a Service	2,170,876	1,290,306	880,570	68%
Total Revenue	$7,722,724	$1,290,306	$6,432,418	499%
General and administrative expenses	(19,425,638)	(1,884,805)	17,450,833	931%
Loss before other income (expenses)	(11,702,914)	(594,499)	(11,108,415)	1,869%
Net loss before other income	(23,003,754)	(1,065,528)	(10,829,811)	2,059%
Comprehensive loss for the period	(22,967,362)	(1,150,575)	(21,816,787)	1,896%
Loss per common share - basic	(0.39)	(0.67)	(0.39)
Loss per common share - diluted	$(0.39)	$(0.67)	(0.39)
Comprehensive loss per common share - basic	(0.74)	(0.06)	(0.74)
Comprehensive loss per common share – diluted	$(0.74)	$(0.06)	(0.77)
Shares used in computing EPS	31,234,677	18,426,467	12,808,210
Weighted average number of common shares outstanding	31,234,677	18,426,467	12,808,210

ZenaTech started to focus on the expansion of operations in the drone service industry since the beginning of 2025. The Company had record level revenue of over $7.7 million in revenue during the first nine months of 2025, of which the drone service revenue was $5.5 million. ZenaTech purchased a total of eleven drone companies during the first third quarters of 2025. The Company also had an increase in software revenue of $.9 million as a result of renewing two major contracts during the last quarter of 2025.

Revenue increased by $6.4 million for the nine months ended September 30, 2025, as compared to the same period of 2024. This increase was due to ZenaTech benefiting from the purchase of the eleven drone and software companies that are now adding drone revenue. Since January 2025 ZenaTech has reported two revenue streams, one from enterprise software companies and the second one from the drone service companies.

ZenaTech has been focused on the expansion of operations in the drone companies since the beginning of the year. As a result, total general and administrative expenses increased by $19.4 million compared to the first three quarters of 2024. The three categories that increased the most were wages and benefits, programming and support fees and sales and marketing. The Company has now eleven drone surveying companies, one software company and fourteen new offices. ZenaTech acquired over 130 employees with the drone service sector and wages and benefits increased by $3.4 million from the 3rd quarter of 2024. Programming and support fees increased by $2.41 million because of integration costs. Sales and marketing increased to $4.2 million due to the Company’s increase in marketing efforts for our products and services.

Stock-based compensation went up by $465,000 because of setting up an accrual of directors’ compensation. General and administrative costs went up by about $3.4 million due to an increase in auto expense, transportation and lodging to $915,570 from $123,283. The Company has now a fleet of vehicles and is using it for drone services. ZenaTech participates in trade shows to promote its products, and one large common expense is shipping the drone to shows.

ZenaTech realized a net loss before other income and expenses of $11.7 million for the nine months ended September 30, 2025, as compared to net loss of $0.6 million during the same 2024 period. The Company continues to borrow funds from its revolving lines of credit to make the purchases, as a result, the finance expenses went up by $11.5 million. ZenaTech had interest income increase of $24,050, an increase in the foreign currency exchange gain of $131,949 due to rate fluctuations with the US dollar and the Euro to the Canadian dollar.

The Company’s basic loss per share increased to $(0.39) from $(0.67) and the basic comprehensive earnings per share decreased to $(0.06) from $(0.74) per share during the nine months ended September 30, 2025.

ZenaTech had an increase in comprehensive loss for the period of almost 23 million for the nine months ended September 30, 2025. The causes of the decrease in income during the first three quarters ended September 30, 2025, as compared to the equivalent 2024 quarter, are explained above.

Analysis of Financial Results

Summary Balance Sheet Data

	September 30,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Total current assets	$28,943,987	$6,278,477	$22,665,510	361%
Fixed assets, net	6,210,264	416,695	5,793,569	1,390%
Total long-term assets	49,608,569	28,367,882	21,240,687	75%
Total assets	78,552,556	34,646,359	43,906,197	127%
Total current liabilities	5,341,927	2,891,112	2,450,815	85%
Total long-term liabilities	32,001,451	9,935,904	22,065,547	222%
Total shareholders’ equity	41,209,178	21,819,343	19,389,835	89%
Total liabilities and shareholders’ equity	$78,552,556	$34,646,359	$43,906,197	127%

Due to the acquisitions of one software company and eleven drone companies and the additional site for research and development in Taiwan (making boards lighter and trying to improve our products), all of ZenaTech’s assets, liabilities and stockholder’s equity increased from December 31, 2024.

Total current assets increased by $22 million or 361% during the nine months ended September 30, 2025. Cash increased by $6.5 million as ZenaTech expects to purchase more companies and would like to have funds available for those companies’ acquisitions. The Company opened an investing account with $9.2 million in marketable securities. Accounts receivable increased by $2.3 million since there were more accounts receivable brought over from the twelve newly acquired companies. Short-term advance to affiliate for future services increased by 2.3 million or 121%, and this item described in detail in footnote 16 to the September 30, 2025 financial statements. Other current assets increased by $2.3 million as of

September 30, 2025 representing $1.2 million for product inventory, $1 million as prepaid expenses, and $0.4 million as prepaid insurance, rental deposits and employee loans.

Net fixed assets increased by $5.8 million or almost fourteen times more than in the previous nine months of 2024. ZenaTech purchased twenty-one vehicles and paid $0.1 million for them, $0.4 million in business equipment with the new drone servicing companies, as well as continuing to make some leasehold improvements during the first three quarters ended September 30, 2025.

Total long-term assets increased by $21,240,687 or 75% for the first nine months ended September 30, 2025. The long-term advance to affiliate increased by $4,425,124 or $31% during the first three quarters of 2025. Intangibles and goodwill increased following the twelve companies’ purchases by $4.7 million and $3 million respectively. Product development costs increased by $1.6 million or 35%, as the company continues to have costs for drone development.

Total assets increased by $43,906,197 or 127% during the first nine months of 2025 as compared to December 31, 2024, for the reasons listed above.

Total current liabilities increased by $2.5 million during the first three quarters of 2025 compared to the same 2024 period. Accounts payable and accrued increased by 2.6 million. These amounts represent accounts payable from the newly bought companies and accrued expenses related to the launch of the drones. The current portion of the lease liability increased since the Company has a new long-term office lease in Dublin. Other changes to current liabilities were a decrease of $61,719 for deferred revenue as it transferred to revenue, and the lines of credit decrease by $124,696 since they were paid in full.

Total long-term liabilities increased by $22 million during the nine months ended September 30, 2025 as compared to December 31, 2024. This increase was due to the Company’s use of funds from the available lines of credit by $21.5 million. This increase is due to use of the revolving lines of credit to fund operations and the increase in notes payable following the purchase of the eight new companies. The long-term lease obligation increased by $517,392, as the Company has now two long-term leases.

Total liabilities increased by $24.5 million or 191% as described above.

Total shareholders’ equity increased by $19.4 million, or 89%, during the nine months ended September 30, 2024. This change was the result of adding to shareholders’ equity a share capital of $3.8 million, contributed surplus of $47 million from the issuance of stock, a $36,392 increase to the foreign currency translation reserve and a net loss for the period of $23 million. There was also an indoor drone technology addition from Epazz and Shaun Passley, which is pending shareholder approval – see financial statements, and which resulted in a transfer of $8,558,411 to group entities under common control account.

Total liabilities and shareholder’s equity increased by $43,906,197 for the reasons listed above.

Financial Condition, Liquidity and Capital Resources

Net Working Capital

	September 30,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Current Assets
Cash	$10,261,144	$3,754,075	6,507,069	173%
Marketable securities	9,270,230	–	9,270,230	100%
Accounts receivable, net	2,501,641	206,434	2,295,207	1,112%
Short-term advance to affiliate for future services	4,246,131	1,918,918	2,327,213	121%
Other current assets	2,664,841	399,050	2,265,791	568%
Total current assets	28,943,987	6,278,477	22,665,510	361%
Current Liabilities
Accounts payable and accrued liabilities	$4,009,669	$1,423,545	2,586,124	182%
Deferred revenue	1,222,173	1,283,892	(61,719)	(5) %
Lease liability	110,085	58,979	51,106	87%
Line of credit	–	124,696	(124,696)	(100) %
Total current liabilities	5,341,927	2,891,112	2,450,815	85%
Net Working Capital	$23,602,060	$3,387,365	20,214,695	597%

Net working capital increased by $23,602,060 or 597%, for the nine months ended September 30, 2025.

Total current assets increased by $23 million or 121% for the nine months period ending September 30, 2025, as compared to December 31, 2024. Cash increased by $6.5 million as ZenaTech expects to purchase more companies and would like to have funds available for those companies’ acquisitions. The Company opened a marketable securities account for $9,270,230 during the last quarter of 2025. Accounts receivable increased by $2.3 million since there were more accounts receivable brought over from the newly acquired companies. Short-term advance to affiliate for future services increased $2.3 million, and this item described in detail in footnote 16 to the September 30, 2025 financial statements. Other current assets increased by $2.3 million as of September 30, 2025 representing $1.2 million for product inventory, $1 million as prepaid expenses, and $0.4 million as prepaid insurance, rental deposits and employee loans.

Total current liabilities increased by $2.5 million during the first three quarters of 2025 compared to the same 2024 period. Accounts payable and accrued increased by 2.6 million. These amounts represent accounts payable from the newly bought companies and accrued expenses related to the launch of the drones. The current portion of the lease liability increased since the Company has a new long-term office lease in Dublin. Other changes to current liabilities were a decrease of $61,719 for deferred revenue as it transferred to revenue, and the lines of credit decreased by $124,696, since they were paid in full.

Long-Term Debt

	September 30,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Balance of Loans Payable:
SBA Loan – Interactive Systems, Inc.	$730,823	$766,201	$(35,378)	(5) %
SBA Loan – ZooOffice, Inc.	214,284	225,025	(10,741)	(5) %
SBFS LLC Loan dba RapidAdvance	–	52,379	(52,379)	(100) %
GG Mars Capital, Inc. RLOC	5,992,464	992,798	4,999,666	504%
Star Financial Corporation RLOC	4,467,245	1,394,839	3,072,406	220%
Jennings Family Investments, Inc. RLOC	14,306,265	3,921,087	10,385,178	265%
LoneStella, Inc. RLOC	2,191	539,556	(537,365)	(100) %
Nancy Cowden RLOC	3,154	1,080,380	(1,077,226)	(100) %
Weddle Surveying Acquisition Note	365,426	–	365,426	100%
KJM Surveying Acquisition Note	216,549	–	216,549	100%
OtherShip UK Acquisition Note	222,736	–	222,736	100%
Wallace Surveying Acquisition note	904,865	–	904,865	100%
Miller Surveying Acquisition note	591,643	–	591,643	100%
Laventure Surveying Acquisition note	313,223	–	313,223	100%
Empire Surveying Acquisition note	111,368	–	111,368	100%
Morgan Surveying, Inc. acquisition note	416,180		416,180	100%
Cardinal Civil Resources acquisition note	1,670,520		1,670,520	100%
Lescure Engineers Inc. acquisition note	243,618		243,618	100%
A&J Land Surveyor, Inc. acquisition note	313,223		313,223	100%
Propal Investments, LLC	–	575,400	(575,400)	(100) %
GG Mars Capital, Inc. Debentures	245,917	235,874	10,043)	4%
Total Loans Payable	$31,331,694	$9,783,539	$21,548,155	220%

During the last quarter of 2024 ZenaTech phased out the 6% interest 2019 notes and signed new revolving lines of credit with 8% interest from GG Mars Capital, Inc., Star Financials Corporation, Jennings Family Investments, Inc. and well as obtained two additional revolving lines of credit from LoneStella and Nancy Cowden and their limits were increased during the last quarter of 2025. The Company has options in managing strategic growth associated with its drone technology. ZenaTech will seek capital market partners to ensure a faster growth cycle as we are launching our drone technology product.

ZenaTech continues to borrow funds from GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. in the past to meet strategic objectives for software services expansion, acquisitions, and drone technology development. The two new revolving lines of credit are from LoneStella, LLC and Nancy Cowden. GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments and LoneStella LLC are related parties to the Company. Certain borrowings from GG Mars Capital, Inc., Star Financial Corporation and Jennings Family Investments, Inc. have been converted into common stock of the Company in the past and are likely to occur in the future. Such conversions have occurred in the past at market value.

Following the purchase of the twelve companies, ZenaTech now has eleven new additional debt notes, and they are listed in the table above starting with the Weddle acquisition note.

The items affecting the GG Mars Capital, Star Financial Corporation, Jennings Family Investments, LoneStella and Nancy Cowden revolving lines of credit as of September 30, 2025 are as follows:

•Total borrowings of $25 million of which about $24.7 were to the first three parties listed above,

•Accrued interest converted to principal of $361,374,

•Repayment of $58,343, and

•Increase in loans payable of $13.8 million due to conversions.

Equity Structure

	September 30,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Shareholders’ Equity
Preferred stock	$51,810,000	$51,450,000	360,000	1%
Super voting stock	1,800,000	1,800,000	–	0%
Common stock	11,394,337	7,530,337	3,864,000	51%
Warrants	361,058	751,000	(389,942)	(52)%
Contributed surplus	63,676,430	16,594,870	47,081,560	284%
Foreign currency translation reserve	433,453	397,061	36,392	9%
Accumulated deficit	(31,527,867)	(8,524,113)	(23,003,754)	270%
Transfer to the group entities under common control	(56,738,233)	(48,179,812)	(8,558,421)	18%
Total Shareholders’ Equity	$41,209,178	$21,819,343	19,389,835	89%

Total shareholders’ equity increased by $19,389,835, or 89% during the nine months ended September 30, 2025.

The Company issued common stock, preferred stock and super voting stock during the last quarter of 2024 in payment for financial services, directors and officers services, cash, debt, debt origination fees, purchasing Ecker and ZooOffice and two patent purchases and this relates to the transfer to the group entities under common control of $48,179,833, as discussed in the financial statements.

ZenaTech issued 120,000 shares of preferred shares to Shaun Passley, PhD as compensation, issued 800,000 warrants were converted to shares of common stock as warrants were exercised at $1.77 USD during the first two quarters of 2025, 4,430,000 shares of common stock at $2.19 USD per share, 1,000,000 shares were issued at $2.76 USD per share. ZenaTech also issued 1,000,000 shares to Shaun Passley, PhD and 2,000,000 to Epazz, Inc. for the indoor drone technology. This issuance of stock for the indoor drone technology is a related party transaction, and it is pending shareholder approval. The Company had an increase in the contributed surplus of $47,081,560, increase of forex of $36,392, and an accumulated deficit increase of $ 23,003,754 as changes affecting the shareholder’s equity.

The Company has not entered any off-balance sheet financing or arrangements as of September 30, 2025.

Related Party Transactions

The table below shows all the related parties and their transactions, according to IAS 24, paragraph 18 as of September 30, 2025. The table is organized by entity and transaction and below the table there is a more detailed description of all transactions

We organized the related party transactions by total as of September 30, 2025, in the table below according with IAS 24, paragraph 18. Readers should See the notes following the table for a detailed description of all related party transactions.

	Related Party	Nature of the relationship	Information of the transaction	Total as of September 30, 2025	Amount of transaction in CAD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, CS	6,136,459
2	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, PS	3,620,000
3	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, SVS	10,000
4	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, CS	8,367,301
5	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, PS	1,170,0000
6	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, SVS	45,000
7	Epazz, Inc.	Controlling voting stock with Shaun Passley	Note payable, $400,000 USD	–
8	Epazz, Inc.	Advance to affiliate for future services	Advanced funds		22,110,340
9	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, CS	1,583,333
10	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, PS	750,000
11	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, SVS	5,000
12	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, CS	1,784,864
13	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Warrants	355,396
14	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, PS	200,000

15	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Revolving line of credit		4,304,622
16	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Debentures - $150K		234,434
17	Vivienne Passley	GG Mars Capital, Inc. President. Shaun Passley's family member.	Stock ownership	167
18	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, CS	1,245,000
19	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Warrants	549,088
20	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, PS	200,000
21	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Revolving line of credit		2,936,018
22	Fay Passley	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership, CS	167
23	Jennings Family Investments, Inc.	President is Mary J. Kluber, a family member of James Sherman, CFO	Revolving line of credit		14,306,265
24	Jennings Family Investments, Inc.	President is Mary J. Kluber, a family member of James Sherman, CFO	Warrants	300,000
25	Lone Stella, LLC	President is Jacob D. Sherman, a family member of James Sherman, CFO	Revolving line of credit		2,100
26	Lone Stella, LLC	President is Jacob D. Sherman, a family member of James Sherman, CFO	Warrants	210,885
27	James A. Sherman	CFO, board member	Stock ownership, CS	389,915
28	Craig Passley	Board member, Shaun Passley's family member	Stock ownership, CS	121,581
29	Paul J. Piekos	Board member	Stock ownership, CS	48,632
30	Thomas W. Burns	Board member	Stock ownership, CS	48,632
31	Neville Brown	Board member	Stock ownership, CS	14,632
32	Yvonne V. Rattray	Board member	Stock ownership, CS	21,392
33	Marie Pindling	Shaun Passley family member	Stock ownership, CS	6,927
34	Olga Passley	Shaun Passley family member	Stock ownership, CS	6,927
35	Propal Investments, LLC	Guarantor of the Propal Investments, LLC loan is James Sherman, CFO	Warrants	41,666

There are no commitments, doubtful accounts, and provision related to any of the outstanding balances due from related parties listed above.

Intangible Assets

Robotic Arm Technology

ZenaTech acquired the permanent licensing of Robotic Arm technology in January 2022. We plan to use this license for drone development. This was an asset purchase paid in stock to Ameritek Ventures, Inc., a related party, for 3,500,000 at $0.24, or $840,000, of ZenaTech common shares and 7% of any and all sales (notes 3 and 11).

Indoor Drone Patent

The Company purchased the technology assets related to the IQ Drone Series Technology on April 8, 2025 and issued 3,000,000 common shares of ZenaTech as 2,000,000 shares to Epazz, Inc., a related party, and 1,000,000 shares to Shaun Passley, PhD, a related party (note 3).

Drone Patents

ZenaTech acquired the permanent licensing of drone design patent number USD932369S1 (“Design Patent”) in January 2022. We plan to use this licensing for drone development. This was an asset purchase paid in stock to Epazz, Inc. for $1,440,000 (note 3).

ZenaTech acquired asset design patent USD1005883S1 from Epazz and Dr. Shaun Passley, related parties (note 3). The design drone patent allows for the ZenaDrone 1000 to be able to generate lift from its body design and increase payload capacity.

In consideration of the purchase of the Design Patent, ZenaTech issued the following shares:

•1,465,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 1,172,000 to Epazz and 293,000 to Shaun Passley, PhD,

•5,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 4,160 to Epazz and 1,040 to Dr. Shaun Passley, and,

•110,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 88,000 to Epazz and 22,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for at the cost to the previous owner since this was a common control transaction.

ZenaTech has entered into an Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Utility Patent US11597515B2 which allows for ZenaDrone 1000 to be recharged remotely without human assistance (the "Drone Assembly Patent"). Effective November 20, 2024, the parties entered into an amendment to the Asset Patent Purchase Agreement with Epazz dated October 13, 2024 for the purchase from Epazz by ZenaTech of Charging Pad Patent US11970293B2 related to a drone with extendable and rotatable wings and multiple accessory securing panel (the "Charging Pad Patent").

In consideration of the purchase of the Drone Assembly Patent, ZenaTech issued the following shares:

•8,790,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 7,032,000 to Epazz and 1,758,000 to Shaun Passley, PhD,

•31,200 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 24,960 to Epazz and 6,240 to Dr. Shaun Passley, and,

•660,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 528,000 to Epazz and 132,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for by the previous owner since this was a common control transaction.

In consideration of the purchase of the Charging Pad Patent, ZenaTech issued the following shares:

•4,395,000 Preferred Shares with a stated value of CAD$2.49 per Preferred Share which will be allocated as to 3,516,000 to Epazz and 879,000 to Shaun Passley, PhD,

•15,600 Super Voting Shares with a stated value of CAD$2.13 which will be allocated as to 12,480 to Epazz and 3,120 to Dr. Shaun Passley, and,

•330,000 Common Stock Shares with a stated value of USD$1.79 which will be allocated as to 264,000 to Epazz and 66,000 to Dr. Shaun Passley.

The cost of the patent has been accounted for by the previous owner since this was a common control transaction.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured as a stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 57.6% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Directors and Officers Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

Below are the directors and officers stock compensation details as of September 30, 2025.

ZenaTech issued 120,000 preferred shares of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company at a price of $3 per share (notes 12 and 13).

Below are the directors and officers stock compensation details for the year ended December 31, 2024.

The Company issued 6,667 common shares of the Company, representing 3,333 to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 or $3.54 USD per share. The currency exchange used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 120,000 preferred shares at par value of $3 of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company.

Other Common Stock Issuances

Below are the common stock issuances for the nine months ended September 30, 2025.

ZenaTech issued 200,000 common shares of the Company to GG Mars Capital, Inc. for warrants on January 27, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.4376 CAD on that date.

ZenaTech issued 200,000 common shares of the Company to Jennings Family Investments for warrants on January 27, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.4376 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Shaun Passley, PhD, a related party, for the indoor drone technology on April 8, 2025. This issuance is pending shareholder approval.

ZenaTech issued 2,000,000 common shares of the Company to Epazz, Inc., a related party, for the indoor drone technology on April 8, 2025. This issuance is pending shareholder approval.

ZenaTech issued 430,000 common shares of the Company to GG Mars Capital, a related party, for $1,176,667 USD on April 11, 2025.

ZenaTech issued 645,000 common shares of the Company to Star Financial Corporation, a related party, for $1,765,001 USD on April 11, 2025.

ZenaTech issued 1,500,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,104,653 USD on April 11, 2025.

ZenaTech issued 218,000 common shares of the Company to LoneStella, LLC, a related party, for $596,542 USD on April 11, 2025.

ZenaTech issued 1,200,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $3,761,000 USD on May 26, 2025.

ZenaTech issued 600,000 common shares of the Company to Nancy Cowden for warrants on June 20, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.3735 CAD on that date.

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,420,635 USD on June 27, 2025.

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $4,188,024 USD on July 7, 2025.

ZenaTech issued 100,000 common shares of the Company to GG Mars Capital, a related party, for $271,004 USD on July 21, 2025.

ZenaTech issued 1,000,000 common shares of the Company to GG Mars Capital, Inc., a related party, for $6,047,225 USD on August 12, 2025.

ZenaTech issued 1,000,000 common shares of the Company to Jennings Family Investments, Inc., a related party, for $6,515,016 USD on September 8, 2025.

Below are the common stock issuance for the year ended December 31, 2024.

ZenaTech issued 500,000 common shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 1,000,000 common shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 101,406 common shares of the Company to GG Mars Capital, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 101,406 common shares of the Company to Star Financial Corporation, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Marie Pindling, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Olga Passley, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Yvonne Rattray, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 600,000 common shares of the Company to GG Mars Capital, a related party, for $1,453,373 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,211,144 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to GG Mars Capital, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 200,000 common shares of the Company at $1.45 USD to Shaun Passley, PhD for patents on November 20, 2024.

ZenaTech issued 900,000 common shares of the Company at $1.45 USD to Epazz, Inc. for patents on November 22, 2024.

ZenaTech issued 550,000 common shares of the Company to GG Mars Capital, Inc. for $1,094,291 on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on November 22, 2024.

ZenaTech issued 150,000 common shares of the Company to Star Financial Corporation, a related party, for $298,443 USD on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 24, 2024.

Preferred Stock Issuances

Below are the preferred shares issuances for the nine months ending September 30, 2025.

ZenaTech issued 120,000 preferred shares at par value of $3 of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company.

Below are the preferred shares issuances for the year ended December 31, 2024.

ZenaTech issued 550,000 preferred shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 750,000 preferred shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 500,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 1,150,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 3,000,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 1,000,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Super Voting Stock Issuances

ZenaTech issued 3,000 super voting shares of the Company to Epazz, a related party, for purchase ZooOffice on October 1, 2024.

ZenaTech issued 5,000 super voting shares of the Company to Ameritek Ventures, a related party, for purchase Ecker Capital on October 1, 2024.

ZenaTech issued 10,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 42,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Warrants

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock. Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

Capital Advances

During the year, the Company paid AED 217,310 (approximately CAD 97,818) toward the purchase of a property from Arada Developments LLC. The property is currently under the name of Dr. Shaun Passley, CEO and majority shareholder, who has undertaken to transfer legal title to the Company. The transaction is considered a related party transaction and has been appropriately disclosed as a capital advance pending transfer of legal title and completion of construction.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development, and the Company agreed to pay Epazz a 45 percent (45%) markup on all expenses incurred in providing the services to ZenaTech. The parties amended the agreement to change the markup from 45% to 20% starting January 31, 2019. Under the agreement the Company agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to the Company, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2024 and 2025.

Under this agreement the Company pays Epazz for management, programming, support and various office operating costs.

Advance to Affiliate for Future Services

As operation process ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz detailed in the section above and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds from Epazz.

The management services agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. Under this agreement, the Company is required to prepay for services and the terms of the prepayments made by the Company to Epazz is based on an estimate to the services that will be required from Epazz by the Company based on historical use and the Company's proposed plans. The Company estimates the amount of work that will be required from Epazz for a period and prepays Epazz for the services. The prepayments are recorded in the financial statements of the Company as an asset in accordance with IFRS as further described below. The purpose of these transactions is to ensure there is a sufficient amount of services reserved from Epazz to ensure the Company's needs are met during a period to minimize the risk of disruption to the Company's business.

The Company estimates the value of services required from Epazz based on the expected requirements for a future period and delivers the estimated funds to Epazz, which deposits the funds in an account strictly for the benefit of the Company. While there are no internal policies in this regard, management has the knowledge and expertise regarding the proposed activities that will be undertaken and can estimate the related costs. The audit committee of the board is kept aware of the estimates and discusses them with the board. Given the long-standing and beneficial relationship between the Company and Epazz, management does not believe a lower cost can be obtained from a third party for the services provided and believes using a third party creates greater risk of delivery of appropriate services.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations because it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speak different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors during the second part of the year ended December 31, 2024. The Company made these changes since the drone products are transitioning from research and development projects to manufacturing. The additional 20 contractors are manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all of the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services were $22,110,340 as of September 30, 2025. Of this amount $246,131 was included in current assets and $17,864,209 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the year ended September 30, 2025.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2024		$1,918,918	$13,639,055	$341,850
Additions to the advance to affiliates during the period
Advances to Epazz, Inc. during the period	(A)	4,225,808	225,154	–
Total additions during the period		4,225,808	225,154	–
Less, services provided by Epazz, Inc. during the period
Programming and support fees	(A)	1,121,198	–	–
Wages and benefits	(A)	777,397	–	–
Product development costs	(B)	–	–	–
Total services provided during the period		1,898,595	–	–
Balances as of September 30, 2025		$4,246,131	$17,864,209	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

Below are the details of the Advance to affiliate as of December 31, 2024.

The total advances to Epazz for future services were $7,465,005 as of December 31, 2023. Of this amount $2,500,000 is included in current assets and $4,480,126 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company deducts every quarter the expenses from the $2,500,000 current assets then the Company debits long-term assets at the end of the quarter and credits current assets. The amount is based on what the Company needs, but the Company expected that $2,500,000 will be for a twelve-month (12) period based on the current projected needs of the Company. The Company is planning for a ramp-up period as manufacturing of the drones starts. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	1,000,000	9,015,900	–
Total additions during the year		1,000,000	9,015,900	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	222,010	–	–
Wages and benefits	(A)	325,607	–	–
Product development costs	(B)	1,033,465	–	–
Total services provided during the year		1,581,082	–	–
Balances as of December 31, 2024		$1,918,918	$13,639,055	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

Sale of ZenaPay, Inc. Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 4).

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $556,840 as of September 30, 2025. The currency exchange rate used in calculations was $1 USD to $1.4388 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,290,664 USD outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock. Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued GG Mars Capital 55,396 shares of common stock and 55,396 warrants for $784,617 USD on July 24, 2024 under this agreement.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $4,304,622 USD or $5,992,464 as of September 30, 2025. The Company had an accrued interest expense of $88,490. GG Mars Capital converted $240,803 of this loan and had an unrealized currency loss of $132,755 during this period. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $22,691 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019. The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 10). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants for $695,272 USD on July 24, 2024 under this agreement.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days.

The total amount available to borrow was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $3,208,997 USD or $4,467,245 as of September 30, 2025. The Company had an accrued interest expense of $72,378. Star Financial Capital had an unrealized currency loss of $82,299 during this period. The currency exchange rate was $1 USD to $1.3921 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available to borrow was $5,000,000 USD or $7,192,500, and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $17,098 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Jennings Family Investments, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), a related party, an Illinois corporation, for a revolving line of credit on October 9, 2024 (note 16). Jennings Family Investments is controlled by Mary B. Kluber, James Sherman’s sister. James Sherman is the Company’s Chief Financial Officer. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share, and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc.’s common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Jennings Family Investments has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $10,276,751 USD or $14,306,265. The Company had accrued interest expense of $194,274 as of September 30, 2025. Jennigs Family Investments had an unrealized currency gain of $33,615. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $2,725,817 USD or $3,921,087. The Company had accrued interest expense of $29,031 USD or $39,765 as of December 31, 2024. Jennigs Family Investments had an unrealized currency loss of $137,384. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

LoneStella, LLC October 2024 Revolving Line of Credit

The Company entered into an agreement with LoneStella, LLC, an Illinois limited liability corporation (“LoneStella”), and related party (note 16), for a revolving line of credit on October 9, 2024. LoneStella, LLC is controlled by Jacob Sherman, James Sherman’s son. James Sherman is the Company’s Chief Financial Officer. The Company issued LoneStella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 preferred shares of ZenaTech stock at a fair value of $2.49 USD or $3.41 per share having stated value of $3.00 per share , and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement.

Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law. Lone Stella, LLC has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available was $10,000,000 USD or $13,921,000 and the amount drawn on the note was $1,574 USD or $2,191. The Company had accrued interest expense of $44 as of September 30, 2025. LoneStella had an unrealized currency gain of $48. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The total amount available was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $375,082 USD or $539,556. The Company had accrued interest expense of $82 USD or $112 as of December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of December 31, 2024.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 10). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $400,000 USD or $544,440 towards the principal during the first two quarters of 2025 and incurred $23,220 gain on foreign exchange. The Company’s outstanding balance on this loan was $0 USD or $0 as of September 30, 2025. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on September 30, 2025. See the ‘Convertible Debt’ table above for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 10. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

The Company’s outstanding balance on this loan was $176,652 USD or $245,917 and accrued interest of $6,125 related to this loan as of September 30, 2025. GG Mars had an unrealized currency exchange loss of $5,329. The currency exchange rate was $1 USD to $1.3921 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $12,308 USD or $19,207 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 10. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 10. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 10. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of September 30, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Derivatives

ZenaTech entered into an agreement with GG Mars Capital, Inc., Star Financial Corporation, Jennings Family Investments, Inc. LoneStella, Inc., all related parties for some convertible lines of credit on October 9, 2024 (notes 10 and 16). These loans had loan origination fees of 500,000 warrants for the first 4 lender to 600,000 warrants for Nancy Cowden. Each warrant shall entitle the lenders to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower. The warrants expire 10 years from the date of this executed agreement. All lenders shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stated value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lenders have an option to convert all or part of the balance into ZenaTech common stock at twenty percent (20%) discount of the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The Company adjusts each month the derivatives for the conversions and the interest expense. The table below used a 1 USD to Canadian dollar conversion rate $1.3921 as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on that date.

	USD	CAD
As of	September 30,	September 30,
	2025	2025
GG Mars Capital, Inc. note – derivative	$4,304,622	$5,992,464
Star Financial Corporation note – derivative	3,208,997	4,467,245
Jennings Family Investments, Inc. note – derivative	10,276,751	14,306,265
LoneStella, LLC note – derivative	1,574	2,191
GG Mars Capital – debenture note – derivative	176,652	245,917
Nancy Cowden note – derivative (not related party)	2,266	3,154
Othership (not related party)	160,000	–
Total Derivates	$18,130,862	$25,017,237

Warrants Outstanding

The Company had 1,605,551 warrants outstanding as of September 30, 2025. Below is a table summarizing the warrants. Of these warrants only the loan origination fees issued in October 2024 had value as of September 30, 2025 and are represented on the balance sheet.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	LoneStella, LLC	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt origination fees	300,000
10-09-2024	Star Financial Corporation	Oct 2024 debt origination fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt origination fees	300,000
10-09-2024	LoneStella, LLC	Oct 2024 debt origination fees	150,000
	Total warrants		1,605,551

GG Mars Capital exercised 200,000 warrants and converted them to ZenaTech common stock shares at $1.77 USD on January 27, 2025 (note 16).

Jennings Family Investments exercised 200,000 warrants and converted them to ZenaTech common stock shares at $1.77 USD on January 27, 2025 (note 16).

Nancy Cowden exercised 600,000 warrants and converted them to ZenaTech common stock shares on June 20, 2025. The Conversion price was $1.77 USD or $2.54 per share. The conversion rate on that date was $1 USD to $1.3735 CAD on that date.

The table below summarizes the total of the 1,605,551 outstanding warrants and the strike price as of September 30, 2025. The Company applied a USD to Canadian conversion rate of $1.3921 as of September 30, 2025 when calculating the option price for the warrants.

		Option	Conversion	Option	Share Price	Intrinsic
Warrants	Currency	Price	Rate Can/US	Price USD	09/30/2025	Value	Dilution
291,829	USD	10.28	n/a	10.28	4.80	non-dilutive	–
41,666	CAN	12.00	0.7100	8.52	4.80	non-dilutive	–
22,056	CAN	0.90	0.7100	0.64	4.80	4.16	19,120
1,250,000	USD	1.77	n/a	1.77	4.80	3.03	789,063
1,605,551							808,183

The Company had 2,955,551 warrants outstanding as of December 31, 2024. Below is a table summarizing the warrants. Of these warrants only the loan origination fees issued in October 2024 had value as of December 31, 2024 and are represented on the balance sheet.

Issue Date	Name	Reason for Issuance	Number
09-19-2020	Various	Subscription, OSE listing	22,056
02-15-2022	Propal Investments, LLC	Debt issuance 2022	41,666
07-23-2024	Star Financial Corporation	July 2024 purchase agreement	49,088
07-23-2024	GG Mars Capital, Inc.	July 2024 purchase agreement	55,396
07-23-2024	Jacob D Sherman	July 2024 purchase agreement	9,728
07-23-2024	Nancy Cowden	July 2024 purchase agreement	116,732
07-23-2024	Lone Stella	July 2024 purchase agreement	60,885
10-09-2024	GG Mars Capital, Inc.	Oct 2024 debt orig fees	500,000
10-09-2024	Star Financial Corporation	Oct 2024 debt orig fees	500,000
10-09-2024	Jennings Family Investments	Oct 2024 debt orig fees	500,000
10-09-2024	Lone Stella	Oct 2024 debt orig fees	500,000
10-09-2024	Nancy Cowden	Oct 2024 debt orig fees	600,000
	Total warrants		2,955,551

For a complete description of the warrants issuances, see below.

The Company issued 22,056 warrants on September 19, 2020 upon conversion of subscription receipts issued on September 19, 2019.  Each warrant is exercisable into one common share at a price of $0.90 per share for a period of three years from the date that the shares are listed on a recognized stock exchange.

ZenaTech had 41,666 warrants outstanding issued to Propal Investments, LLC from the debt agreement as of December 31, 2024.

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.90 USD using a conversion rate of $1 USD to $1.4385 as of the balance sheet date. These warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.01. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

Below are described all transactions making up the 291,829 warrants for issued on July 24, 2024 from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

ZenaTech had 116,732 warrants outstanding issued to Nancy Cowden from the stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 121,596 shares of common stock at $10.28 USD per share for an aggregate price of $1,250,006.88 USD, par value of $0.30 Canadian per share, and one warrant for one share of common stock, or 121,576 warrants.

Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 60,885 warrants outstanding issued to Lone Stella, LLC from stock purchase agreement as of December 31, 2024.

On July 24, 2024 the Company and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $10.28 USD per share for an aggregate price of $625,987.80 USD, par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 55,396 warrants outstanding issued to GG Mars Capital from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 49,088 warrants outstanding issued to Star Financial Corporation from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

ZenaTech had 500,000 warrants outstanding issued to GG Mars Capital from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of

$1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Star Financial Corporation from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”) an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Jennings Family Investments, Inc. from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 500,000 warrants outstanding to Lone Stella, LLC from the issuance of the October 9, 2024 revolving line of credit note.

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 55,396 warrants outstanding issued to GG Mars Capital from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech had 49,088 warrants outstanding issued to Star Financial Corporation from stock purchase agreement as of December 31, 2024.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

ZenaTech had 500,000 warrants outstanding issued to GG Mars Capital from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within

5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Star Financial Corporation from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding.

ZenaTech had 500,000 warrants outstanding issued to Jennings Family Investments, Inc. from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Jennings Family Investments, Inc., (“Jennings Family Investments”), an Illinois corporation, for a revolving line of credit on October 9, 2024. The Company issued Jennings Family Investments a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Jennings Family Investments, Inc. has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Jennings Family Investments shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 500,000 warrants outstanding to Lone Stella, LLC from the issuance of the October 9, 2024 revolving line of credit note.

The Company entered into an agreement with Lone Stella, LLC, an Illinois limited liability corporation (“Lone Stella”), for a revolving line of credit on October 9, 2024. The Company issued Lone Stella a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Lone Stella has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lone Stella shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

ZenaTech had 600,000 warrants outstanding to Nancy Cowden from the issuance of the October 9, 2024 revolving line of credit note.

ZenaTech entered into an agreement with Nancy Cowden for a revolving line of credit on October 9, 2024. The Company issued Nancy Cowden a promissory note for $8,000,000 USD, with a simple interest of eight percent (8%) and a one-hundred and twenty (120) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 10, 2024.

Loan origination fees were 400,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 600,000 warrants of common stock. Each warrant shall entitle the holder to purchase common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of the executed agreement. Nancy Cowden has an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Nancy Cowden shall provide a written conversion notice which will be converted into preferred shares or common stock within 5 business days. In case of default ZenaTech shall pay an interest rate at the highest allowable interest under applicable law.

The valuation of these warrants was conducted by Stonebridge Advisory Inc. using the Black-Scholes Option Pricing Model, a widely accepted method for pricing financial derivatives. Key assumptions included a stock price at the grant date of $1.77 per share, an expected life of 1.8 years, a risk-free rate aligned with market benchmarks, and a zero-dividend yield assumption. The initial warrant value per unit was determined to be $0.24, with a dilution adjustment of 2.888%, resulting in a final adjusted warrant value of $0.23 per unit and a total warrant valuation of $751,000. The valuation also incorporated a foreign exchange adjustment, converting the warrant value to $0.32 per unit in CAD using an exchange rate of 1.3713. This valuation is subject to the assumptions and limitations detailed in the independent valuation report

Below are described all transactions making up the 291,829 warrants from the paragraph above. These warrants do not have any value as of December 31, 2024 since they were issued when the company was private and the stock price was $0.30. Since the Company became public and as of December 31, 2024 the Company’s stock price did not reach the warrants offering price of $10.28 as such they are considered out of the money since they could not be exercised. At all times since issuance, the warrant offering price was more than the stock price.

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16/$10.28 USD per share for an aggregate price of $695,272, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 / $10.28 USD per share for an aggregate price of $137,785, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Nancy Cowden entered into a purchase agreement, where ZenaTech will sell Nancy Cowden 116,732 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $1,653,367 USD, par value of $0.30 Canadian per share, and 116,732 warrants or one warrant for one share of common stock. Each warrant shall entitle Nancy Cowden to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 116,732 shares of common stock and 116,732 warrants for $1,653,367 USD to Nancy Cowden on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Lone Stella, LLC entered into a purchase agreement, where ZenaTech will sell Lone Stella 60,885 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $862,362 , par value of $0.30 Canadian per share, and 60,885 warrants or one warrant for one share of Common Stock. Each warrant shall entitle Lone Stella to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 60,885 shares of common stock and 60,885 warrants for $862,362 USD to Lone Stella on July 24, 2024 under this agreement.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Company makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

Changes in Accounting Policies

There were no changes in accounting policies during the nine months ended September 30, 2025 and for the year ended December 31, 2024. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s financial statements.

Future Changes in Accounting Standards

As of September 30, 2025 the date of the interim consolidated financial statements and as of December 31, 2024 the date of authorization of the Company’s audited consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been early-adopted by the Company.

Financial Instruments

The Company’s consolidated financial instruments include amounts receivable, accounts payable, a note receivable and loans payable. The carrying value of amounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

•Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3: Inputs that are not based on observable market data.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk. Where material these risks are reviewed and monitored by the Board of Directors.

Fair Values

The fair values of cash and equivalents, receivables and trade payables approximate their book values because of the short-term nature of these instruments.

(a)Financial Risk Management the Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

(b)Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its loans to an affiliate. The Company loans money to Epazz from time to time which is offset by services provided to the Company. In the event the amount of money loaned to Epazz is greater than the value of the services offset against the loans, there is a risk that Epazz may fail to repay the funds. However, the Company does not believe that its loans to Epazz expose it to significant credit risk as Epazz is a related party given the Company’s CEO is a director, officer and shareholder of Epazz.

During the fiscal year 2024 and the first nine months of 2025 the Company advanced funds to Epazz, Inc. representing advances for programming, support and management fees, which is a result of their management agreement from 2019. The Company will realize this asset through services rendered by Epazz in 2025 and 2026.

Liquidity Risk

Liquidity risk is the risk that

Company will not be able to meet its obligations as they become due. The Company’s ability to continue funding its operations is dependent on management’s ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company had working capital of $23,602,060 as of September 30, 2025, a 597% increase from the working capital of $3,387,365 as of December 31, 2024 as a result of the use of funds to purchase the six new companies.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk. The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in U.S. Dollars and TillerStack operates in euros. The Company does not enter into derivative financial instruments to mitigate foreign exchange risk contracts.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

(a) Interest rate risk

The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

(b) Foreign currency risk

The Company’s exposure to currency risk is minimal due to the nominal amounts of foreign assets and foreign liabilities.

Other MD&A Disclosures

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of the date of this report.

Additional Share Information

The Company had 40,731,124 Common Stock outstanding as of November 10, 2025.